Exhibit (a)(5)(C)

FOR FURTHER INFORMATION CONTACT:
Clifford E. Pietrafitta
Chief Financial Officer
(215) 569-9900

FOR IMMEDIATE RELEASE
March 7, 2005

CSS INDUSTRIES, INC. ANNOUNCES
PRELIMINARY RESULTS OF TENDER OFFER

     CSS Industries, Inc. (NYSE: CSS) announced today the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on March 4, 2005. CSS expects to purchase 1,739,760 shares of its Common Stock at a purchase price of $35.00 per share, or a total of $60,891,600. The 1,739,760 shares expected to be purchased are comprised of the 1,500,000 shares CSS offered to purchase and 239,760 shares to be purchased pursuant to CSS’ right to purchase up to an additional 2 percent of the shares outstanding immediately prior to the commencement of the tender offer. Due to over-subscription, CSS expects the final proration factor for shares tendered at or below $35.00 per share to be approximately 85%. For this purpose, shares tendered at or below $35.00 per share will include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

     The price per share and the proration factor are preliminary and subject to verification by American Stock Transfer and Trust Company, the depositary for the tender offer. The actual price per share and the proration factor will be announced promptly following completion of the verification process. After the determination of the actual price per share and the proration factor, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

     CSS commenced the tender offer on February 3, 2005, when it offered to purchase up to 1,500,000 shares of its Common Stock at a price between $30.00 and $35.00 per share, net to the seller in cash, without interest. As a result of the completion of the tender offer, CSS expects to have 10,344,856 shares issued and outstanding as of the time immediately following payment for the tendered shares. Subject to the rules and regulations of the Securities and Exchange Commission, CSS may, from time to time at management’s discretion, repurchase up to approximately 509,724 additional shares of its common stock on the open market under its previously authorized share buyback program.

     CSS is a consumer products company primarily engaged in the manufacture and sale to mass market retailers of seasonal, social expression products, including gift wrap, gift bags, boxed greeting cards, gift tags, tissue paper, paper and vinyl decorations, classroom exchange Valentines, decorative ribbons and bows, Halloween masks, costumes, make-ups and novelties, educational products and Easter egg dyes and novelties.